Avino Silver & Gold Mines Ltd.
Consolidated Financial Statements
January 31, 2002, 2001 and 2000

Auditors’ Report

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended January 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended January 31, 2002, 2001 and 2000 in accordance with generally accepted accounting principles in Canada.

Vancouver, B.C.	“Hoogendoorn & Company”

June 20, 2002	Chartered Accountants

Comments By Auditors For U.S. Readers On Canada-U.S. Reporting Differences

In the United States of America reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated June 20, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, B.C.	“Hoogendoorn & Company”

June 20, 2002	Chartered Accountants

Avino Silver & Gold Mines Ltd.
Consolidated Balance Sheet
January 31, 2002 and 2001

	2002		2001
	$		$
ASSETS
Current Assets
Cash		1,317		6,267
Accounts receivable and prepaid expenses		8,242		9,880
Due from related parties (Note 10(e))		35,059		2,057

		44,618		18,204
Due from Bralorne-Pioneer Gold Mines Ltd.		129,922		—
Mineral property interests (Note 1,3)		1,600,000		3,236,838
Investment in Mexican affiliate (Note 4)		1		1,259,439
Investments in related companies (Note 5)		427,084		429,908
Other assets (Note 6)		37,843		82,386

		2,239,468		5,026,775

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		71,618		131,596
Due to related parties (Note 10(d))		331,812		318,358

		403,430		449,954
Debenture payable (Note 7)		1,629,171		1,415,960

		2,032,601		1,865,914

SHAREHOLDERS’ EQUITY
Share capital (Note 8(a))		12,931,787		12,595,199
Contributed surplus (Note 8(b))		184,967		184,967
Deficit		(12,808,018)		(9,517,436)

		308,736		3,262,730
Deduct: 14,180 shares held for future disposition-at cost		(101,869)		(101,869)

		206,867		3,160,861

		2,239,468		5,026,775

Nature of operations (Note 1)

Approved by the Board of Directors

“Louis Wolfin”	Director	“David Wolfin”	Director

Avino Silver & Gold Mines Ltd.
Consolidated Statement of Operations and Deficit
Years ended January 31, 2002, 2001 and 2000

	2002		2001		2000
	$		$		$
Revenue
Interest and other		1,195		643		2,567

Expenses
Accounting and audit		15,160		15,752		31,204
Accretion of conversion options on debentures		—		—		111,554
Amortization of deferred financing charges		—		41,139		56,264
Consulting fees		30,000		30,000		30,000
Debenture interest		105,294		101,636		98,616
Foreign exchange loss		120,268		44,783		19,209
Legal		8,161		9,840		14,159
Office and miscellaneous		35,539		30,977		32,299
Regulatory and compliance fees		13,327		11,516		15,225
Salaries and benefits		13,999		29,326		38,416
Shareholder and investor relations		18,680		22,811		23,271
Travel and entertainment		4,182		3,998		3,935

		364,610		341,778		474,152

Loss before the following:		(363,415)		(341,135)		(471,585)
Equity in loss of affiliate		(1,259,438)		(770,296)		(199,954)
Capital tax		—		—		(12,260)
Write-down of mineral property interest		(1,664,905)		—		—
Write-down of investment		(2,824)		(7,060)		—

Loss for the year		(3,290,582)		(1,118,491)		(683,799)
Deficit-beginning of year		(9,517,436)		(8,398,945)		(7,715,146)

Deficit-end of year		(12,808,018)		(9,517,436)		(8,398,945)

Basic and diluted loss per share		(0.68)		(0.24)		(0.15)

Weighted average number of shares		4,872,966		4,577,686		4,568,010
		2002		2001		2000
	$		$		$
Cash provide by (used in):
Operating activities
Loss for the year		(3,290,582)		(1,118,491)		(683,799)
Items not affecting cash
Equity in loss of affiliate		1,259,438		770,296		199,954
Amortization of deferred financing charges		—		41,139		56,264
Accretion of conversion option on debentures		—		—		111,554
Foreign exchange loss on debentures		115,943		44,661		19,209
Write-down of mineral property interest		1,664,905		—		—
Write-down of investment		2,824		7,060		—

		(247,472)		(255,335)		(296,818)
Net change in non-cash working capital items
(Note 13)		258,700		282,674		317,038

		11,228		27,339		20,220

Financing activities
Debentures retired in year		—		—		(12,325)
Debenture interest deferred		133,127		—		—

		133,127		—		(12,325)

Investing activities
Mineral property expenditures		(28,067)		(26,672)		(28,585)
Mineral property option payments received				—		200,000
Increase in non-current related party
receivable		(129,922)		—		(380,713)
Insurance proceeds on fire loss		—		—		74,458
Other assets liquidated		8,684		—		(2,179)

		(149,305)		(26,672)		(137,019)

(Decrease) increase in cash		(4,950)		667		(129,124)
Cash-beginning of year		6,267		5,600		134,724

Cash-end of year		1,317		6,267		5,600

Supplementary disclosure of non-cash
financing and investing activities
Marketable securities acquired in settlement
Of related party receivable		—		397,848		—
Share capital issued in settlement of
Liabilities		336,588		—		—

Avino Silver & Gold Mines Ltd.
Notes to Consolidated Financial Statements
Years ended January 31, 2002, 2001 and 2000

1 Nature of operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties.

At January 31, 2002 the carrying value of the Bralorne project and the joint venture assets has been reduced to the book value of limited recourse debt secured by the property. Avino subsequently transferred its interest in the project and joint venture assets and liabilities to its joint venture partner in a non-cash transaction. Generally, the underlying carrying value of the mineral property interests and related deferred exploration and development expenditures is dependent upon the existence of economically recoverable reserves, the ability of Avino to obtain necessary financing to complete the exploration and development, and the attainment of future profitable production.

The Company’s ability to meet its obligations as they fall due is dependent on its ability to secure sufficient new equity financing. At January 31, 2002, Avino has a working capital deficiency of $358,812. These consolidated financial statements have been prepared on a going concern basis, which assumes Avino will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Accordingly, the Company does not give effect to the adjustments, if any, that would be necessary should it be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the consolidated financial statements.

2 Summary of significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences between Canadian and United States generally accepted accounting principles are disclosed in note 15. All amounts shown in these consolidated financial statements are in Canadian dollars unless otherwise stated.

Joint venture

Avino’s interest in the joint venture with Bralorne-Pioneer Gold Mines Ltd. (“Bralorne-Pioneer”) is accounted for by the proportionate consolidation method. Accordingly, the accompanying consolidated financial statements include Avino’s proportionate share of the assets, liabilities, expenses and cash flows relating to the joint venture.

Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence are accounted for using the equity method. Investments in the shares of other companies are accounted for at cost. Investments are written down when there is a decline in value that is other than temporary.

Foreign currency translation

Foreign currency accounts are translated into Canadian dollars by the temporal method, as follows:

Monetary assets and liabilities – at the rate of exchange in effect at the balance sheet date.

Non monetary assets – at the rate of exchange in effect on acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the rate of exchange in effect at the balance sheet date.

Revenue and expense items — at the average exchange rate for the year.

The investment in the Company’s Mexican affiliate Cia Minera Mexicana de Avino, S.A. de C.V. has also been translated using the temporal method; in previous years as it was considered a self-sustaining entity in a highly inflationary environment, and in the current year as the investment has been written down to nominal value.

Foreign exchange gains and losses are included in operations, except for foreign exchange gains or losses relating to the debentures payable, which are deferred and amortized over the remaining lives of the debentures.

Mineral property interests

Avino capitalizes the acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed not to contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development represent written down costs incurred to date and do not necessarily reflect present or future values.

At January 31, 2002 the mineral property interest was written down to the book value of the limited recourse debt secured by the property.

Deferred financing costs

The costs associated with the issue of debentures payable are amortized to operations on a straight line basis over the period to maturity on issue.

Convertible debentures

Upon issuance, the convertible debentures are classified into equity and financial liability components at their present value. The financial liability is accreted by way of a charge to earnings over the conversion term of the debt.

Financial instruments

The Company’s financial instruments include cash, accounts receivable and prepaid expenses, amounts due from related parties, accounts payable and accrued liabilities, amounts due to related parties, and debentures payable. The carrying value of these financial instruments approximates their fair values.

Loss per share

Loss per share is based on the weighted average number of common shares outstanding during the year. Diluted loss per share is not presented since it is anti-dilutive.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from the corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.
Stock based compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration received by the Company on the exercise of stock options is credited to share capital.

Comparative figures

Certain prior year figures have been reclassified to conform to the current year’s presentation.

3 Bralorne Project

The Company holds the following interests in mineral properties in the Lillooet Mining Division of British Columbia:

50% joint venture interest in 154 Crown granted mineral claims, 5 reverted Crown granted mineral claims, 4 located mineral claims and 2 placer leases. The claims were acquired by the Company in the 1991 to 1993 period. Certain of the tenures are subject to a 1.6385% net proceeds of production royalty and a royalty of $0.50 per ton of concentrate if the gold content is 3/4 ounces of gold per ton or more.

100% interest in 8 Crown granted mineral claims and 32 reverted Crown granted mineral claims.

Bralorne-Pioneer Gold Mines Ltd., a public company with common Directors, earned a 50% joint venture interest in the properties detailed above by making payments totaling $491,392, issuing 200,000 common shares to the Company, and incurring expenditures totaling $808,608 in the years 1993 to 1995.

By an option agreement dated November 23, 1998 Coral Gold Corporation (“Coral”), a public company with common Directors, was granted the option to acquire a 25% interest in the joint venture from the Company’s 50% share. Coral made option payments totaling $700,000 in the 1999 and 2000 fiscal years and shared a 25% interest in all costs until it abandoned its option in the current fiscal year.

At January 31, 1999, the Company reviewed the carrying value of its investment in the Bralorne project and recorded a charge to operations of $1,000,000 to write down the carrying value of the project. The joint venture completed an underground exploration tunneling and sampling program in the current year. At January 31, 2002 the Company has written down the carrying value of the Bralorne project to $1,600,000 being the book value of limited recourse debt secured by the property net of its share of sundry current assets of the joint venture. Subsequent to the year end, Avino transferred all of its interest in the Bralorne project to Bralorne-Pioneer Gold Mines Ltd. together with the liabilities under the debentures for unpaid principal and accrued interest.

The carrying value of the Bralorne project is as follows:

	2002		2001
	$		$
50% owned properties
Acquisition		1,273,222		1,273,222
Exploration and development		1,807,182		1,776,092
Mine and plant construction		1,159,334		1,159,334

		4,239,738		4,208,648
Less: Accumulated write-down		(1,939,738)		(1,000,000)
Option payments received		(700,000)		(700,000)

		1,600,000		2,508,648

100% owned properties
Acquisition		222,900		222,900
Exploration and development		505,613		505,290

		728,513		728,190
Less: Accumulated write-down		(728,513)		—

		—		728,190

		1,600,000		3,236,838

Summarized financial information regarding Avino’s proportionate share of the assets, liabilities, expenses and cash flows relating to the Avino-Bralorne joint venture is as follows:

	2002		2001
	$		$
Current assets		4,003		9,116
Non-current assets		1,119,599		1,839,505
Current liabilities		262,894		1,330,365
Non-current liabilities		1,629,171		1,415,960
Expenses		225,724		191,410
Write down of property interest		892,798		—
Exploration and development expenditures		59,158		48,872

4 Investment in Mexican affiliate

	2002		2001
	$		$

Cia Minera Mexicana de Avino, S.A. de C.V.

(“Cia Minera”)		1		1,259,439

Avino owns 49% of the issued common shares of Cia Minera, a company incorporated in Mexico and involved in the mining of commercial ores and resource exploration and development.

Summarized financial information of Cia Minera in Canadian dollars is as follows:

	December 31,
	2001		2000		1999
	$		$		$
Balance Sheets
Assets
Current assets		2,633,146		2,244,945		2,225,230
Non-current assets		2,738,088		3,405,881		4,675,620

		5,371,234		5,650,826		6,900,850

Liabilities and Shareholders’ Equity
Current liabilities		3,719,321		1,781,673		1,459,664
Shareholders’ equity		1,651,913		3,869,153		5,441,186

		5,371,234		5,650,826		6,900,850

	Year Ended December 31,
	2001		2000		1999
	$		$		$
Statement of Operations
Sales		8,982,217		11,199,268		10,731,154
Cost of Sales		(9,068,100)		(9,748,245)		(8,886,129)

Gross profit (loss)		(85,883)		1,451,023		1,845,025

Expenses		2,131,357		3,023,056		2,253,094

Loss for the year		(2,217,240)		(1,572,033)		(408,069)

The Company accounts for its investment in Cia Minera by the equity method, and accordingly charged its 49% interest in the loss of Cia Minera to operations and reduction of the carrying value of its investment (2002 — $1,086,448; fiscal 2001 — $770,296; fiscal 2000 - $199,954). A further charge to operations of $172,990 was recorded in fiscal 2002 to reduce the carrying value of the Company’s investment to a nominal $1 given that the production operations are uneconomical at present and shut down.

There were no material transactions in Cia Minera requiring disclosure for the one-month periods ended January 31, 2002, 2001 and 2000.

The controlling shareholders of Cia Minera were assigned the right to fund exploration and development of its Coneto mineral project in Durango State, Mexico for a 75% interest in the project (Avino 25%).

5 Investments in related companies

	2002		2001
	$		$
Investments carried at cost
Bralorne-Pioneer Gold Mines Ltd.		422,848		422,848
Levon Resources Ltd.		4,236		7,060

		427,084		429,908

Bralorne-Pioneer Gold Mines Ltd.

Avino’s investment in Bralorne-Pioneer consists of 1,791,392 common shares with a quoted market value of $ 250,795 (2001 — $ 161,225). Management believes that the carrying value of its investment in Bralorne-Pioneer does not exceed fair market value.

Levon Resources Ltd.

Avino’s investment in Levon consists of 141,200 common shares. The investment was written down to quoted market value of $7,060 at January 31, 2001 by a charge to operations of $7,060, and quoted market value of $4,236 at January 31, 2002 by a charge to operations of $2,824 in the year.

Levon is a public company with common directors.

6 Other assets

	2002		2001
	$		$
Deferred foreign exchange loss on debentures payable		3,848		39,707
Term deposits – hypothecated		33,995		42,679

		37,843		82,386

The deferred foreign exchange loss results from fluctuation in the U.S. dollar relative to the Canadian dollar, and is being amortized over the remaining lives of the debentures.

The term deposits relate to security deposits with government authorities for reclamation work to be performed on the Bralorne project. These funds are unavailable for general use without the government’s consent. Interest on these funds accrues to the benefit of Avino.

7 Debentures payable

On August 31, 1995, Avino, together with Bralorne-Pioneer (collectively the “Issuers”), completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one U.S. $1,000 face value debenture and 100 common shares of Bralorne-Pioneer, of which 50 were newly issued by Bralorne-Pioneer and the other 50 were sold by Avino, resulting in the sale, by Avino, of 100,000 common shares of Bralorne-Pioneer. The debentures bear interest at 7% payable annually, and by amendment in the 1999 fiscal year now mature and are due on October 25, 2002. The debentures are not redeemable prior to the maturity date. The debentures are secured by a first charge over the Issuers’ interest in the Bralorne project (Note 3). The payment of principal and interest on the Bonds is subordinated to future indebtedness of the Issuers to a Canadian Chartered Bank or Trust Company, up to a maximum of U.S. $2,000,000.

The debentures are joint and several obligations of the Issuers, with recourse against Avino limited to Avino’s interest in the Bralorne project.

In addition to the extension of the maturity date of the debentures from October 19, 2000 to October 25, 2002, the new terms approved on February 10, 1998 were as follows:

a)	The debentures were convertible into units of Avino consisting of one common share of Avino and one common share purchase warrant, on or before January 5, 2000. The conversion price was equal to the average closing price of Avino’s shares on the Vancouver Stock Exchange for the ten trading days immediately preceding the date of notice of conversion. Each warrant entitled the holder to purchase one common share of Avino at an exercise price equal to the conversion price in year one. In the second year from the date of the notice, the exercise price increased by 15%.

b)	Subsequent to January 5, 2000, the debentures are exchangeable, at the holder’s option, into gold certificates on the basis of one gold certificate representing ten troy ounces of gold for every U.S. $4,000 principal amount of debentures. Under the terms of the debentures, the Company is required to establish a reserve from working capital for the potential conversion of the gold certificates. This reserve has not been established.

During the fiscal year ended January 31, 2000, U.S. $23,000 (Cdn. $34,270) of the debentures were converted into Avino units at the exercise price of Cdn. $0.59, and the Issuers retired an additional US$17,000 of the debentures (Cdn. $24,650). During the fiscal year ended January 31, 1999, U.S. $77,000 (Cdn. $113,037) of the debentures were converted into units of Avino at exercise prices ranging from Cdn. $1.21 — $1.82.

The annual interest payment on the debentures due October 24, 2001 was extended with the agreement of the debenture holders. The 2001 interest payments are rescheduled to equal installments due March 31, 2002, June 30, 2002 and September 30, 2002.

At January 31, 2002 Avino’s proportionate share of the debentures payable was U.S. $941,500 (Cdn. $1,496,044) January 31, 2001 – U.S. $941,500 (Cdn. $1,415,960). At January 31, 2002, accrued interest of $133,127 was deferred on the debentures. The full amount of the debenture principal and interest payable was subsequently assigned under the terms of the debentures to Bralorne-Pioneer Gold Mines Ltd., on transfer of the Company’s interest in the Bralorne project (Note 14).

The following is an analysis of changes in the carrying value of Avino’s 50% proportionate share of the debentures payable:

	January 31,
	2002		2001
	$		$
Balance, beginning of year		1,415,960		1,365,175
Foreign exchange		80,084		50,785

		1,496,044		1,415,960
Accrued interest deferred		133,127		—

Balance, end of year		1,629,171		1,415,960

At January 31, 2002 the debentures payable have been excluded from current liabilities. The Company’s liability is limited to their security, being the Bralorne project. Subsequent to the year end, the Bralorne project and the debenture obligations were transferred by agreement to Bralorne-Pioneer Gold Mines Ltd. (Note 14).

8 Share capital

(a) Authorized

25,000,000 common shares without par value

	2002			2001			2000
	Shares	Amount		Shares	Amount		Shares	Amount
		$			$			$
Balance, beginning
of year	4,577,686		12,595,199	4,577,686		12,595,199	4,519,635		12,745,896

Conversion of
debentures payable
(note 7)	—		—	—		—	58,051		34,270
Equity component-
debentures	—		—	—		—	—		(184,967)
Shares issued in
settlement of
liabilities	885,839		336,588	—		—	—		—

	885,839		336,588	—		—	58,051		(150,697)

Balance, end of year	5,463,525		12,931,787	4,577,686		12,595,199	4,577,686		12,595,199

(b) Contributed surplus

	2002		2001		2000
	$		$		$

Equity component of debentures -

Conversion optiosn expird (Note 7)		184,967		184,967		184,967

(c) Stock options

	Underlying shares	Exercise price
Stock options outstanding, January 31, 1999	412,500	$2.20-$2.64
Granted	15,000	$0.60
Expired	(35,000)	$0.60-$2.61

Stock options outstanding, January 31, 2000 and 2001	392,500	$0.60-$2.58
Expired	(42,500)	$0.60-$2.58

Stock options outstanding, January 31, 2002	350,000	$0.60

The exercise price of stock options for the purchase of a total of 372,000 shares were amended in the fiscal 2000 year from $2.20-$2.64 per share to $0.60 per share.

There were no changes in the stock options granted and outstanding during the fiscal 2001 year.

Stock options outstanding at January 31, 2002 consist of options for the purchase of 350,000 shares at a price of $0.60 per share expiring February 3, 2003.

(d) Warrants

	Underlying shares	Exercise price
Warrants outstanding, January 31, 1999	164,608	$0.70-$1.45
Granted	58,051	$0.59-$0.68
Expired	(85,000)	$0.70

Warrants outstanding, January 31, 2000	137,659	$0.59-$1.45
Expired	(79,608)	$1.39-$1.45

Warrants outstanding, January 31, 2001	58,051	$0.68
Expired	(58,051)	$0.68

Warrants outstanding, January 31, 2002	—	—

9 Income taxes

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

Avino Silver & Gold Mines Ltd. Notes to Consolidated Financial Statements January 31, 2002, 2001 and 2000

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2002	2001	2000
Statutory rate	44%	45%	45%
Income taxes recovered at the Canadian statutory
rate	$1,447,856	$503,321	$307,710
Effect of lower tax rates in foreign jurisdiction	(66,625)	(53,920)	(13,997)

	1,381,231	449,401	293,713
Benefit of tax losses not recognized in year	(1,381,231)	(449,401)	(293,713)

Income tax recovery (expense) recognized in the
year	—	—	—

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2002	2001	2000
Operating loss carry forwards,
expiring 2003-2009	1,417,000	1,323,000	1,249,000
Canadian exploration expenditures and foreign
exploration and development expenditures in
excess of book value of mineral properties	895,000	167,000	167,000
Impairment of investments	1,460,000	928,000	578,000
Undeducted capital cost allowance	427,000	437,000	437,000

Deferred tax assets	4,199,000	2,855,000	2,431,000
Less: valuation allowance	(4,199,000)	(2,855,000)	(2,431,000)

Net deferred tax assets	—	—	—

10 Related party transactions

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a) Oniva International Services Corporation (“Oniva”) provides Avino with certain office and administrative services. Avino is one of six affiliated companies that beneficially own Oniva.

Avino paid or accrued the following amounts for administrative services and expenses to Oniva:

	2002		2001		2000
	$		$		$
Salaries and benefits		13,998		29,325		38,416
Office and miscellaneous		16,416		34,955		36,886

		30,414		64,280		75,302

Avino reimbursed the following to Oniva as its share of the Bralorne project joint venture costs:

	2002		2001		2000
	$		$		$
Mineral properties expenditures		54,027		41,194		70,345

(b) The Company paid or accrued the following amounts for consulting fees and expenses to Frobisher Securities Ltd., a private company controlled by a director:

2002	$30,822

2001	$34,074

200	$30,577

(c) Avino recorded reimbursements of $29,263 in the year ended January 31, 2002 (2001 - $22,471) from Coral Gold Corporation under the terms of the option agreement under which Coral could earn a 25% interest (50% of Avino’s 50% interest) in the Bralorne project, and the Avino/Bralorne-Pioneer joint venture. Coral abandoned its option during the year.

(d) Due to related parties comprises the following accounts payable:

	2002		2001
	$		$
Frobisher Securities Ltd.		20,422		71,058
Oniva International Services Corporation		258,890		87,789
Bralorne-Pioneer Gold Mines Ltd.		—		54,511
Louis Wolfin (President)		52,500		105,000

		331,812		318,358

In fiscal 2002, the Company settled liabilities totaling $276,347 with related parties by the issuance of 727,309 shares at a price of $0.38 per share.

(e) Due from related parties comprises the following accounts receivable:

	2002		2001
	$		$
Coral Gold Corporation		33,010		737
Levon Resources Ltd.		2,049		1,320

		35,059		2,057

11 Financial instruments

Foreign exchange risk

Avino’s debentures payable are for settlement in U.S. dollars. The Company is exposed to risk of loss depending on the relative movements of the U.S. dollar against the Canadian dollar. Avino is not engaged in the use of forward exchange contracts to hedge against fluctuations in the relative exchange rates.

Interest rate risk exposure

All of Avino’s financial assets and liabilities are non-interest bearing, except for the debentures payable, which bear interest at a fixed rate of 7% per annum.

12 Segmented information

Substantially all of Avino’s operations are in one industry, the exploration of precious metals. All mineral property interests held by Avino are located in Canada.

13 Net change in non-cash current assets and liabilities

	2002		2001		2000
	$		$		$
Accounts receivable		1,637		(3,708)		9,394
Due from related parties		(33,002)		(737)		262,328
Accounts payable and accrued liabilities		263		11,020		53,814
Due to related parties		289,801		276,099		(8,498)

		258,700		282,674		317,038

14 Subsequent event

By an agreement dated June 20, 2002, the Company transferred its interest in the Bralorne project and other assets of the related joint venture to Bralorne-Pioneer Gold Mines Ltd. in a non-cash transaction. Consideration for the transfer was the assumption by Bralorne-Pioneer Gold Mines Ltd. of the Company’s 50% share of the secured, limited recourse debentures and accrued interest thereon (Note 7).

15 Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of Avino have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on Avino’s consolidated financial statements are summarized as follows:

	2002		2001		200
Consolidated statements of operations	$		$		$
Loss for the year under Canadian GAAP		(3,290,582)		(1,118,491)		(683,799)
Adjustment of book value of securities to
market (i)		89,750		(255,093)		(6,530)
Foreign exchange amortized (deferred)(iv)		35,859		(6,124)		57,690
Accretion of conversion option on
debentures		—		—		111,554
Exploration and other expenses (ii)		723,607		(1,259)		—

Loss for the year under U.S. GAAP (vi)		(2,441,366)		(1,380,967)		(521,085)

Loss per share under U.S. GAAP (vi)		(0.50)		(0.30)		(0.11)

	2002				2001
Consolidated statements of	Canadian GAAP		U.S. GAAP		Canadian GAAP		U.S. GAAP
operations (iii)	$		$		$		$
Investments (i)		427,085		255,032		1,689,347		1,427,724

Other assets (iv)		37,843		33,995		82,387		42,679

Mineral property interests (ii)		1,600,000		1,600,000		3,236,838		2,513,231

Debentures – Equity (v)		(194,702)		—		(194,702)

Deficit		(12,808,018)		(12,789,038)		(9,517,436)		(10,347,762)

(i) Investments

U.S. GAAP requires investments held for sale to be recorded at market. Canadian GAAP does not require a write-down to market value unless the impairment to long-term investments is considered other than temporary.

(ii) Mineral property interests

U.S. GAAP requires exploration costs to be expensed in the period occurred, whereas Canadian GAAP allows for the deferral of these costs subject to periodic assessment for impairment.

(iii) Joint Venture

U.S. GAAP requires that joint ventures be accounted for using the equity method; however, the Securities and Exchange Commission permits the use of the proportionate consolidation method under IAS standards. Canadian GAAP requires that the proportionate consolidation method be used.

(iv) Deferred foreign exchange gains and losses

Under U.S. GAAP, foreign exchange gains and losses are expensed in the period incurred. Under Canadian GAAP, foreign exchange gains and losses relating to long-term monetary items, such as the debentures payable, are deferred and amortized.

(v) Convertible debentures

U.S. GAAP requires that convertible debentures be classified entirely as a liability. Canadian GAAP requires that convertible debentures are split between their debt and equity components.

(vi) Loss per share

The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under U.S. GAAP.